UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On March 6, 2024, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Issued Canadian Patent for Opioids Reduction Use in Pain Management Technology.”

On March 7, 2024, the Company issued a press release titled “SciSparc Granted Patent for Core Technology in Multiple Jurisdictions in Europe.”

On March 8, 2024, the Company issued a press release titled “SciSparc Announces Enrollment of First Patient for its Clinical Trial for Children with Autism Spectrum Disorder.”

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1, the press release attached as Exhibit 99.2, and the first, second, and fourth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670, File No. 333-255408, and File No. 333-275305) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd., titled “SciSparc Issued Canadian Patent for Opioids Reduction Use in Pain Management Technology.”
99.2	Press release issued by SciSparc Ltd., titled “SciSparc Granted Patent for Core Technology in Multiple Jurisdictions in Europe.”
99.3	Press release issued by SciSparc Ltd., titled “SciSparc Announces Enrollment of First Patient for its Clinical Trial for Children with Autism Spectrum Disorder.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: March 8, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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